NO ACT

DC
PE
12-11-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08020275

January 3, 2008

RECD S.E.C.
JAN 0 5 2008
1086

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/3/2008

James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Re: Exxon Mobil Corporation
Incoming letter dated December 11, 2007

Dear Mr. Parsons:

This is in response to your letter dated December 11, 2007 concerning the shareholder proposal submitted to ExxonMobil by Sydney K. Kay, Ph.D. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Sydney K. Kay, Ph.D.
5718 Harvest Hill Road
Dallas, TX 75230-1253

PROCESSED
B
JAN 1 0 2008
THOMSON
FINANCIAL

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

James Earl Parsons
Counsel

ExxonMobil

December 11, 2007

VIA Network Courier

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Director Qualifications

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between Sydney K. Kay and Exxon Mobil Corporation regarding a shareholder proposal for ExxonMobil's upcoming annual meeting. We intend to omit the proposal from our proxy material for the meeting for the reasons explained below. To the extent this letter raises legal issues, it is my opinion as counsel for ExxonMobil.

Proposal is beyond the company's power to implement.

The proposal seeks to apply stock ownership and other qualifications for nominees to the Board of Directors.

The proposal is beyond the power of the company to implement. First, the proposal seeks to apply specific qualification standards to "ALL nominees" [emphasis in original], not just the Board's own nominees. Any shareholder has the ability to nominate a candidate for election as a director of the company and to conduct a proxy solicitation on behalf of that candidate. While the Board could in theory choose to apply the proponent's desired qualification standards to the Board's own nominees, the Board does not have the power to ensure that no other shareholder would nominate or solicit proxies on behalf of a candidate who did not meet the standards of the proposal. In addition, even if the Board has the authority to ensure that the Board's own candidates meet the requested standard at the time of first nomination, the Board does not have the ability to ensure that such directors continue to satisfy the requested standard continuously at all times in the future. For example, a nominee or director could subsequently cease to meet the requested standards as a result of events outside the control of the company, such as a change in the portfolio holdings of an institutional investor or a change in the company's stock price. The proposal does not contain any opportunity or mechanism to cure such a violation of the requested standard. Accordingly, the proposal is beyond the power of the company to implement and may be omitted from our proxy material under Rule 14-8(i)(6).

The proposal is analogous to a number of recent proposals excluded under Rule 14a-8(i)(6). 3M Company (available March 19, 2007) involved a proposal requiring four of the nine members of the company's Board of Directors to be current or former employees of the company. The staff concurred in the omission of the proposal under Rule 14a-8(i)(6), noting that "it does not appear to be within the board's power to ensure that individuals meeting the specified criteria would be elected as directors." See also First Hartford Corporation (available October 15, 2007) (proposal to require that a majority of the Board shall be independent at all times excluded under Rule 14a-8(i)(6)) and Exxon Mobil Corporation (available March 13, 2005) (proposal requiring that an independent director serve as chairman excluded under Rule 14a-8(i)(6)). See also Staff Legal Bulletin No. 14C (June 28, 2005), Question C, in which the staff explains that it will permit the exclusion under Rule 14a-8(i)(6) of proposals that seek to impose independence standards on directors but do not provide the board with an opportunity or mechanism to cure a violation of the requested standard.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to Dr. Kay.

Sincerely,

James Earl Parsons

JEP/jep
Enclosures

cc - w/enc:

Sydney K. Kay, Ph.D.
5718 Harvest Hill Road
Dallas, TX 75230-1253

C. 1. HHH
O. 2. DGH

RECEIVED
SEP 25 2007
H. H. HUBBLE

Sydney K Kay, Ph.D.

5718 Harvest Hill Road **Dallas, TX 75230-1253**

972 458-2545

Mr. Henry H. Hubble, Secretary **1 October 2007**
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Hubble:

I am submitting a Proposal, "Qualifications for Director Nominees", for Exxon Mobil's 2008 Annual Meeting.

I have continuously owned at least $2,000 in market value of Exxon Mobil's common stock for at least one year by the date I submitted this Proposal, and I intend to continue ownership of the shares through the date of the 2008 Annual Meeting....and beyond.

Sincerely,

Sydney K Kay

Sydney K. Kay, Ph.D.

SHAREHOLDER PROPOSAL

SEP 28 2007

NO. OF SHARES 214

DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

QUALIFICATIONS FOR DIRECTOR NOMINEES

WHEREAS Most Director nominees come from businesses totally unrelated to the corporation to which they have been nominated.

WHEREAS It is known, throughout the financial industry, that Chairmen and CEOs have the power to appoint their own Boards of Directors. John Kenneth Galbraith, the renown economist, said it bluntly: "Senior Executives in the great corporations of this country set their own salaries.....and stock option deals...subject to the approval of the Board of Directors that they have appointed. Not surprisingly, the Directors go along ." (*The Dallas Morning News*, 1-16-2000, p. 1/10E);

WHEREAS Most corporate Boards in the United States consist of present or past Chairmen and/or CEOs and Presidents of other corporations who, back home, *have or had the power to nominate their own Boards of Directors;*

WHEREAS Directors, nominated in such a fashion, have been called "Puppets." by the author of this Proposal; "Flunkies" by David Broder of *The Washington Post, and* "Rubber-Stampers" by Steve Hamm of *BusinessWeek;*

WHEREAS Paul Volcher, former Chairman of the Federal Reserve Board, said, "Stock options have been the principal source of egregious excesses in executive compensation over the past decade without exception." (*Nightly Business Report*, PBS, 9-17-2002)

WHEREAS Arthur Levitt, past Chairman of the Securities and Exchange Commission, said, "I spoke time and time again of the failure of the Board of Directors to do anything but act like absolute lambs in the face of their management companies." (*Wall Street Week with Fortune*, 11-8-2003, PBS-TV)

WHEREAS Sir J. E.E. Dalberg said, "Power tends to corrupt and absolute power corrupts absolutely";

WHEREAS ALL the non-employee Directors, *COMBINED*, often do not own enough shares in the corporations to which they have been nominated to have *genuine feelings of fiduciary responsibility to its shareholders*. Their allegiance tends to be directed to the Chairmen or CEOs who appointed them, as revealed in the enormously distorted Compensation Packages awarded to these Principal Executives *that are often totally unrelated to corporate Performance as measured by the "Net Income" reported to the SEC and recorded in the Annual Report.*

WHEREAS Salaried employees shall NOT qualify as Director Nominees: ***Their presence on the Board corrupts and destroys its function as a truly and totally independent executive governance body.***

WHEREAS *To have a truly and totally independent executive governance Board of Directors* the nominees must come from sources over which Chairmen, Presidents, CEOs, and the other Principal Corporative Executives have no input or control whatsoever;

THEREFORE, IT is RECOMMENDED that, to return ethics to the selection process, beginning with the 2009 Annual Meeting of the shareholders, to qualify for nomination to the Board of Directors ALL nominees shall be:

1. Individual Investors who shall, *for at least the past three (3) years*, have been, and *currently are*, the sole owner of *at least three million dollars* ($3,000,000) of the corporation's shares, and/or:

2. Individuals representing Mutual, Pension, State Treasuries of Teacher, Labor or Employee Funds, Foundations or Brokerages holding *at least five million* (5,000,000) *voting shares* in the corporation to which they stand for nomination.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Henry H. Hubble
Vice President, Investor Relations
and Secretary

ExxonMobil

October 4, 2007

VIA UPS – OVERNIGHT DELIVERY

Dr. Sydney K. Kay
5718 Harvest Hill Road
Dallas, TX 75230-1253

Dear Dr. Kay:

This will acknowledge receipt of the proposal concerning nominee qualifications that you have submitted in connection with ExxonMobil's 2008 annual meeting of shareholders.

Since your name appears in the company's records as a shareholder, we were able to verify your share ownership. You should note that you or your representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to present the shareholder proposal on your behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming your designation to act as lead filer and granting you authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. We think obtaining this documentation will be in both your interest and ours. Without clear documentation from all co-filers confirming and delineating your authority as representative of the filing group, and considering the recent SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

[signature]

"QuantumView" <QuantumViewNotify@ups.com>

10/05/07 10:39 AM

Please respond to auto-notify@ups.com

To denise.k.lowman@exxonmobil.com

cc

bcc

Subject UPS Delivery Notification, Tracking Number 1Z75105X0196006599

***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

At the request of Exxon Mobil Corp., this notice is to confirm that the following shipment has been delivered.

Important Delivery Information

Delivery Date / Time: 05-October-2007 / 9:31 AM
Driver Release Location: PORCH

Shipment Detail

Ship To:
Dr. Sydney K. Kay
Dr. Sydney K. Kay
5718 Harvest Hill Road
DALLAS
TX
752301253
US

UPS Service:	NEXT DAY AIR
Shipment Type:	Letter
Tracking Number:	1Z75105X0196006599
Reference Number 1:	0137/6401

Sydney K. Kay, Ph.D.

5718 Harvest Hill Road Dallas, TX 75230-1253

972 458-2545
email: dr.s.kay@sbcglobal.net

Mr. Henry H. Hubble
Vice President, Investor Relations and Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

18 October 2007

Dear Mr. Hubble:

I hope to attend the Annual Meeting of Exxon Mobil in person to present my Proposal, "Qualifications for Director Nominees". If I am not able to make it, my representative will have a statement, signed by me and notarized that s/he is standing in my place. If it is not the *original*, it will be an exact copy. If this does not meet your requirements, please let me know as soon as possible, so that I may get an opinion from the SEC. I will also notify her/him to have their Driver's License with them, if it has a photograph of them on it. Or a Passport. Or some other document that will meet the requirements.

I'll also tell them to inquire as to the location of the Admission Desk, so they can go there first, if it is before going through Security or go to the right place after going through Security.

Lastly, a question totally unrelated to "business": What is your *middle* name???? With all three names beginning with the same letter, were you teased about it in your preteen years? High school and college years? Did you have a nickname? Right now, your last name has a lot of telescopic meaning; did any puns carry over to you? I think that it was made or controlled by a company located in my native state: Connecticut.

Sincerely,

Sydney K Kay

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 3, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated December 11, 2007

The proposal recommends that the selection process be changed to require that all nominees for director of the company be individuals who shall, for at least the past three years, have been, and currently are, the sole owner of at least three million dollars of company shares and/or individuals representing mutual, pension, state treasury funds, foundations or brokerages holding at least five million voting shares in the company.

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Song Brandon

Song Brandon
Attorney-Adviser

END